SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                                  SCHEDULE l3G

                   Under the Securities Exchange Act of l934

                               (Amendment No. 5)



                             Isolyser Company, Inc.
                             ----------------------
                                (Name of Issuer)



                         Common Stock, $0.001 par value
                         ------------------------------
                        (Title and Class of Securities)



                                   464888-10-6
                                   -----------
                                 (CUSIP Number)

CUSIP NO. 464888-10-6                                                Page 2 of 6



(1)  Names of  Reporting  Persons  S.S. or I.R.S.  Identification  Nos. of Above
     Persons

                              Travis W. Honeycutt
                                SS# ###-##-####

(2)  Check the Appropriate Box if a Member of a Group

        (a) ___.

        (b) ___.

(3)  SEC Use Only


(4)  Citizenship or Place of Organization

                                 United States

Number of Shares         (5)   Sole Voting Power         - 2,373,722*
Beneficially Owned by
Each Reporting Person    (6)   Shared Voting Power       -         0*
With
                         (7)   Sole Dispositive Power    - 2,373,722*

                         (8)   Shared Dispositive Power  -         0*

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                               2,373,722 shares*

(10) Check if Aggregate Amount in Row (9) Excludes Certain Shares ____.

(11) Percent of Class Represented by Amount in Row 9

                                  5.8 percent*

(12) Type of Reporting Person

                                       IN

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CUSIP NO. 464888-10-6                                                Page 3 of 6

* Reflects a 2 for 1 split of the Common Stock of the Company, declared on September 1, 1995, which was effected as a stock dividend on October 2, 1995 to shareholders of record on September 15, 1995. Includes 40,000 shares of Common Stock which are issuable upon the exercise of currently exercisable options.

Item l(a).      Name of Issuer:

                Isolyser Company, Inc.

Item l(b).      Address of Issuer's Principal Executive Offices:

                4320 International Boulevard
                Norcross, Georgia  30093

Item 2(a).      Name of Person Filing:

                See item (l) of the cover pages

Item 2(b).      Address of Principal Business Office:

                4320 International Boulevard
                Norcross, Georgia  30093

Item 2(c).      Citizenship:

                See item (4) of cover pages

Item 2(d).      Title of Class of Securities:

                Common Stock, $0.001 Par Value

Item 2(e).      CUSIP Number:

                464888-10-6

Item 3.         Nature of Person Filing:

                Not applicable

Item 4.         Ownership:

                (a)     Amount Beneficially Owned:

                        See item (9) of cover pages

                (b)     Percent of Class:

                        See item (11) of cover pages

CUSIP NO. 464888-10-6                                                Page 4 of 6

                (c) Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                         See item (5) of cover pages

                    (ii) shared power to vote or to direct the vote:

                         See item (6) of cover pages

                   (iii) sole power to dispose or to direct the disposition of:

                         See item (7) of cover pages

                    (iv) shared  power to dispose  or to direct the  disposition of:

                         See item (8) of cover pages

Item 5. Ownership of Five Percent or Less of Class:

                [      ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                Not applicable

Item 8. Identification and Classification of Members of the Group:

                Not Applicable

Item 9. Notice of Dissolution of Group:

                Not applicable

Item 10.        Certification:

                Not applicable

CUSIP NO. 464888-10-6                                                Page 5 of 6



Signature.

        After reasonable inquiry the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.




/s/ TRAVIS W. HONEYCUTT                                February 11, 2000
-----------------------                                -----------------
Travis W. Honeycutt                                            Date


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